

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2021

James E. Perry
Chief Financial Officer
CSW Industrials, Inc.
5420 Lyndon B. Johnson Freeway, Suite 500
Dallas, TX 75240

> **Re: CSW Industrials, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2020**
> **Filed May 20, 2020**
> **File No. 001-37454**

Dear Mr. Perry:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences